
November 8, 2023

Mark McFarland
Chief Executive Officer
Talen Energy Corporation
2929 Allen Pkwy, Suite 2200
Houston, TX 77019

>   **Re: Talen Energy Corporation**
>   **Amendment No. 1 to Draft Registration Statement on Form S-1**
>   **Submitted October 24, 2023**
>   **CIK No. 0001622536**

Dear Mark McFarland:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Risk Factors, page 17

1. To the extent material to understand the risks associated with your business, please add risk factor disclosure that addresses the risks related to bitcoin and the bitcoin network, including, for example:

    - Regulatory risks related to the business of bitcoin mining;
    - The risk of theft of private keys from hacking;
    - The risk that rewards for mining bitcoin are designed to decline over time.

Growth and Strategic Risks
Our interest in and operation of a Bitcoin mining facility subject us to certain risks, page 34

2.   Please revise the last risk factor on page 34 that continues on page 35 to provide quantitative information regarding the volatility of bitcoin.

Principal and Selling Stockholders, page 133

3.   Please disclose the natural persons that hold investment and/or voting power of the shares owned by Monarch Alternative Capital LP.

Description of Capital Stock, page 141

4.   We note your response to prior comment 7, and your revised disclosure that the exclusive forum provision in your Charter "may not" apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Please revise to clearly disclose whether the company intends for the exclusive forum provision to apply to actions arising under the Exchange Act.

General

5.   We note the nature of the offering and size of the transaction relative to the number of outstanding shares held by non-affiliates. Please provide us with an analysis of your basis for determining that it is appropriate to characterize the transaction as a secondary offering under Securities Act Rule 415(a)(1)(i). For guidance, please see Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations.

6.   We note your disclosure on page 4 regarding the expansion of the Cumulus Data Center Campus. Please revise to disclose whether you intend to host additional crypto mining entities, and, if so, disclose whether you have plans to host third-party crypto mining entities, your own crypto mining operations, and/or additional miners owned by Nautilus.

7.   Refer to your response to comment 14. Please expand your disclosure on page 128 to describe the rights and obligations of both Cumulus Coin and TeraWulf under the Nautilus joint venture agreement, and disclose the term and termination provisions of the joint venture agreement.

8.   Refer to your response to comment 14. To the extent material to understanding your business and results of operations, please revise to disclose the number of bitcoin miners hosted, the average age of the miners, the degree to which the miners are insured, the fees associated with participating in the mining pool, a detailed description of how the mined bitcoin is valued, stored, insured and monetized (e.g., whether the bitcoin is exchanged for U.S. dollars on a crypto asset exchange and whether Nautilus has an agreement with any exchanges). Similarly, to the extent material, revise to include a breakeven analysis for the bitcoin mining operations of the joint venture that compares the costs to earn/mine one bitcoin with the market value of one bitcoin. The breakeven analysis should address all

relevant operating costs, such as the costs of purchasing and financing the relevant equipment and the cost of the lease.

Please contact Yolanda Guobadia at 202-551-3562 or Lily Dang at 202-551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell at 202-551-5351 or Laura Nicholson at 202-551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Anthony Sanderson